Exhibit 12
PIEDMONT NATURAL GAS COMPANY, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
For Fiscal Years Ended October 31, 2005 through 2009
(in thousands except ratio amounts)

	2009	2008	2007	2006	2005
Earnings:
Pre-tax income from continuing operations	$169,502	$148,750	$123,547	$122,525	$131,235
Distributed income of equity investees	23,986	34,158	28,228	57,410	24,344
Fixed charges	51,156	65,241	63,350	58,445	49,709

Total Adjusted Earnings	$244,644	$248,149	$215,125	$238,380	$205,288

Fixed Charges:
Interest	$48,433	$62,763	$60,530	$55,959	$47,336
Amortization of debt expense	789	773	746	561	439
One-third of rental expense	1,934	1,705	2,074	1,925	1,934

Total Fixed Charges	$51,156	$65,241	$63,350	$58,445	$49,709

Ratio of Earnings to Fixed Charges	4.78	3.80	3.40	4.08	4.13